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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06008324

RECEIVED
FEB 2 8 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
192

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SEC FILE NUMBER
8- 66723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MGS MARKET GUIDANCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 BREWERS BRIDGE ROAD
(No. And Street)

JACKSON	**NEW JERSEY**	**08527**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN C. BENDER **800-921-0175**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PARITZ & COMPANY, P.A.
(Name - *if individual, state last, first, middle name*)

15 WARREN STREET	**HACKENSACK**	**NEW JERSEY**	**07601**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

CHECK ONE:
[X]Certified Public Accountant
[ ]Public Accountant
[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

NK 3/14

4/21/06

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER KAPUSCINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGS MARKET GUIDANCE SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICOLE CICCARELLI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CI6131916
Qualified in Richmond County
My Commission Expires August 22, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paritz & Company, P.A.

Financial Statements and Supplemental Schedules

MGS MARKET GUIDANCE SECURITIES, LLC

SEC NO. 8-66723

DECEMBER 31, 2005
With Independent Auditors' Report and
Supplemental Report on Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

MGS MARKET GUIDANCE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2005

CONTENTS

Independent Auditors' Report 1
Facing Page and Oath or Affirmation 2

FINANCIAL STATEMENTS

Statement of Financial Condition 4
Statement of Operations 5
Statement of Changes in Members' Equity 6
Statement of Cash Flows 7
Notes to Financial Statements 8

SUPPLEMENTAL SCHEDULES

Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 9

Net Capital Computation Reconciliation 10

Independent Auditors' Supplementary Report on Internal
Control Structure Required by SEC Rule 17a-5 11

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
E-mail: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
MGS Market Guidance Securities, LLC
Jackson, New Jersey

We have audited the accompanying statement of financial condition of **MGS Market Guidance Securities, LLC** as of December 31, 2005 and the related statements of operations, statement of changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MGS Market Guidance Securities, LLC** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America .

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paritz & Company P.A

Hackensack, New Jersey
February 15, 2006

MGS MARKET GUIDANCE SECURITITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 72,094
Prepaid expenses and sundry current assets	271
TOTAL CURRENT ASSETS	**72,365**
TOTAL ASSETS	**$ 72,365**
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accrued expenses and sundry current liabilities	$ 11,875
TOTAL CURRENT LIABILITIES	**11,875**
MEMBERS' EQUITY	**60,490**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 72,365**

See notes to financial statements

MGS MARKET GUIDANCE SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES	**$ 271**
COSTS AND EXPENSES:	
Professional fees	20,129
Securities principal fees	16,000
General and administrative expenses	3,698
TOTAL COSTS AND EXPENSES	**39,827**
NET LOSS	**$(39,556)**

See notes to financial statements

MGS MARKET GUIDANCE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

BALANCE - BEGINNING OF YEAR	**$ 42,216**
Net loss	(39,556)
Contributions	57,830
BALANCE - END OF YEAR	**$ 60,490**

See notes to financial statements

MGS MARKET GUIDANCE SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net loss	$ (39,556)
Changes in assets and liabilities:	
Prepaid expenses and sundry current assets	(271)
Accrued expenses and sundry current liabilities	11,875
NET CASH USED IN OPERATING ACTIVITIES	**(27,952)**
FINANCING ACTIVITIES:	
Members' contributions	57,830
NET CASH PROVIDED BY FINANCING ACTIVITIES	**57,830**
INCREASE IN CASH	**29,878**
CASH - BEGINNING OF YEAR	**42,216**
CASH - END OF YEAR	**$ 72,094**

See notes to financial statements

1 SIGNIFICANT ACCOUNTING POLICIES

Business description

MGS Market Guidance Securities, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") The Company was formed to accept commissions from the licensing of proprietary trading software owned by an affiliated company. The Company received its NASD membership on April 14, 2005. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(I) of that rule.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities or perform custodial functions with respect to these transactions.

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts. The Company considers its investments in financial instruments with maturities of less than ninety days when issued to be cash equivalents.

Income taxes

The Company operates as a limited liability company and the income or loss from operations is reported on the personal tax returns of the members. No Federal or state tax provision is therefore required. A provision for local taxes is made as the Company operates in a jurisdiction that taxes such entities.

Revenue recognition

Commission and trading revenue and their related expenses pertaining to customer and securities transactions are recorded on a trade date basis.

2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company maintain minimum net capital, as defined, of $5,000 or 12 ½% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2005, the Company had net capital of $60,219, which was $55,219 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 20%.

SUPPLEMENTARY INFORMATION

MGS MARKET GUIDANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

TOTAL CAPITAL	**$ 60,490**
Less: Non-allowable assets	271
NET CAPITAL	**60,219**
Minimum net capital required	5,000
EXCESS NET CAPITAL	**$ 55,219**
Aggregate Indebtedness	$ 11,875
Ratio of aggregate indebtedness to net capital	0.2

MGS MARKET GUIDANCE SECURITIES, LLC

NET CAPITAL COMPUTATION RECONCILIATION

DECEMBER 31, 2005

NET CAPITAL PER FOCUS REPORT	**$60,219**
ADJUSTMENTS TO NET CAPITAL:	
TOTAL ADDITIONS	**0**
TOTAL DEDUCTIONS	**0**
NET CAPITAL PER SCHEDULE	**$60,219**

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
E-mail: paritz@paritz.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
MGS Market Guidance Securities, LLC
Jackson, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of **MGS Market Guidance Securities, LLC** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation Y of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

Our report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hackensack, New Jersey
February 15, 2006

Paritz & Company P.A.